EXHIBIT 99.1

Equinox Gold to Hold ESG Conference Call and Webcast on June 1, 2022

VANCOUVER, BC, May 25, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) reminds stakeholders that the Company will hold its first Environmental, Social and Governance (ESG) stakeholder call on June 1, 2022 commencing at 7:30 am Pacific Time to discuss its 2021 ESG performance, 2022 targets and ESG strategy. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team and the webcast will be archived on Equinox Gold's website until December 1, 2022.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

The Company's 2021 ESG Report and associated Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) index data are available for review and download at www.equinoxgold.com in the Responsible Mining section.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-to-hold-esg-conference-call-and-webcast-on-june-1-2022-301555158.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/25/c1445.html

%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:00e 25-MAY-22